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                   American Medical Laboratories, Incorporated
                              14225 Newbrook Drive
                               Chantilly, VA 20153
                                 (703) 802-6900


                                 April 24, 2001


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

         Re:    American Medical Laboratories, Incorporated
                Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-46992) Originally Filed September 29, 2000
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Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), American Medical Laboratories, Incorporated (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

        The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $0.01 per share ("Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement as a result of market conditions. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477 of the Act.

         The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed initial public offering has been discontinued. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.



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Securities and Exchange Commission
April 24, 2001
Page 2

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (703) 802-7118.

                                      Sincerely,

                                      AMERICAN MEDICAL LABORATORIES,
                                      INCORPORATED

                                      By:  /s/ STEVE R. PIERCE
                                           -------------------------------------
                                           Name:  Steve R. Pierce
                                           Title: Chief Financial Officer


cc:  Gerald T. Nowak, Kirkland & Ellis
     John D. Watson, Jr., Latham & Watkins